February 14, 2025

Eric Gripentrog
Chief Executive Officer
Functional Brands Inc.
6400 SW Rosewood Street
Lake Oswego, OR 97035

       Re: Functional Brands Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284180
Dear Eric Gripentrog:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2025, letter.

Amendment No. 6 to Registration Statement on Form S-1
Description of Securities
Securities Other than Common Stock Offered in this Offering
Warrants, page 89

1. We note that your reference to an "alternative" cashless exercise feature in relation to the warrants described on page 90 has been reinstated. Please revise your disclosure to describe the mechanics of the "alternative" cashless exercise feature and clarify how it differs from the cashless exercise feature.
Signatures, page II-5

2. We note your response to our prior comment 1 and we reissue the comment in
 February 14, 2025
Page 2

       part. Please amend your registration statement to include the signature of your principal accounting officer, as required by Form S-1. In the event your chief financial officer also serves as your principal accounting officer, please revise the signature block to include both capacities.
        Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Scott Linsky